Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.      Name and Address of Reporting Issuer

Eldorado Gold Corporation (“Eldorado” or the “Company”)

1188 – 550 Burrard St.

Bentall 5

Vancouver, British Columbia V6C 2B5

Item 2.      Date of Material Change

July 30, 2026

Item 3.      News Release

The two news releases announcing the material change were both disseminated on July 30, 2026 through the facilities of GlobeNewswire, and copies of the news releases were subsequently filed on SEDAR+.

Item 4.      Summary of Material Change

On July 30, 2026, Eldorado announced the completion of the Board of Directors (the “Board”) leadership transition process. Effective July 30, 2026, Steven Reid stepped down as Chair and from the Board. The Board has appointed Dan Myerson as Chair of the Board and Patrick Godin as Lead Independent Director.

Eldorado also provided an update on its previously announced executive leadership transition, including that effective September 30, 2026: (i) George Burns will retire as Chief Executive Officer of Eldorado; and (ii) Christian Milau will assume the role of President and Chief Executive Officer.

Item 5.      Full Description of Material Change

5.1	Full Description of Material Change

On July 30, 2026, Eldorado announced the completion of the Board leadership transition process. Effective July 30, 2026, Steven Reid stepped down as Chair and from the Board. The Board has appointed Dan Myerson as Chair of the Board and Patrick Godin as Lead Independent Director.

Eldorado also provided an update on its previously announced executive leadership transition, confirming the effective date and related management changes. George Burns will retire as Chief Executive Officer of Eldorado, effective September 30, 2026. Following his retirement from management, Mr. Burns will remain on the Company’s Board. Effective September 30, 2026, Christian Milau will assume the role of President and Chief Executive Officer and will join the Board.

In addition, Frank Herbert, Executive Vice President, General Counsel & Chief Compliance Officer will transition to a Senior Advisor role effective September 30, 2026, in advance of his planned retirement in Q2 2027. Effective September 30, 2026, Tamiko Ohta will be appointed Senior Vice President, Legal and General Counsel. Following this reorganization of responsibilities, Paul Ferneyhough’s role will expand to Executive Vice President, Strategy and Chief Financial Officer, assuming oversight of the Corporate Development and Legal functions.

With Skouries moving from construction into operations, the Executive Vice President, Development, Greece role is no longer required, and Louw Smith will be leaving Eldorado effective September 30, 2026. Following Mr. Smith’s departure, responsibility for Greece operations will transition to Niklas Frank, Senior Vice President Operations, Europe who reports to Simon Hille, Executive Vice President & Chief Operating Officer. Eldorado's projects team, led by Gordana Vicentijevic, Senior Vice President, Projects, will continue to oversee major projects globally and future development activities.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.      Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.      Executive Officer

The name and business telephone number of the executive officer of Eldorado who is knowledgeable of the material change and this report is:

Tamiko Ohta

Vice President, Legal

604-687-4018

Item 9.      Date of Report

August 6, 2026

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this material change report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipate”, “believe”, “budget”, “continue”, “commitment”, “confident”, “estimate”, “expect”, “focus", “forecast”, “foresee”, “future”, “goal”, “guidance”, “intend”, “opportunity”, “outlook”, “plan”, “potential”, “project”, “prospective”, “schedule”, “strive”, “target”, “underway”, "working" or the negatives thereof or variations of such words and phrases or similar words or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

Forward-looking statements or information contained in this material change report include, but is not limited to, statements or information with respect to: expected benefits and responsibilities in relation to changes of the Board and management team; our ongoing succession and renewal process, including expected changes to Eldorado’s management team and timing in relation thereto; expectations of Skouries moving from construction into operations; and generally, Eldorado’s strategy, focus, plans, goals and priorities.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this material change report. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this material change report are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: construction and development risks at the Skouries Project and our other construction and development projects; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.